UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
      							January 3, 2005
Via Facsimile and U.S. Mail

Mr. Lawrence Dick
President and CEO
Evolving Gold Corporation
1188 West Georgia St, Suite 1200
Vancouver, British Columbia
Canada  V6E 4A2

Re:	Evolving Gold Corporation
      	Amendment No. 1 to Form 20-F Registration Statement
      Filed November 17, 2004
	File No. 0-50953

Dear Mr. Dick:

      We have reviewed your filing and have the following comments.
We may have additional comments upon completion of our engineering review. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your next amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C(b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement...."  For example, update the information in the high
and
low exchange rates for the previous six months, as well as the capitalization and indebtedness table. See Item 3.A.3(b) of Form 20-
F.
Forward-Looking Statements, page 3
2. You state that actual future results and trends may differ materially from historical results or those projected in a variety of factors, including items under the risk factor section. Please revise that statement so that it does not suggest that you have failed to disclose all known material risks in the risk factor section.

Risk Factors, page 8
3. We note your response that you do not believe that you would be deemed a Passive Foreign Investment Company (PFIC). Please provide us the reason(s) that you do not believe you would be deemed a PFIC.
4. Your response to comment 10 states that you do not believe there is any conflict of interest between the Company and any of your officers and directors. Please tell us, on a supplemental basis, what measures have been taken for the lack of conflict of interest between the Company and your officers and directors. Otherwise, consider including a risk factor discussion addressing the potential conflict of interest between the company some of its officers and directors who also serve on boards of companies in the same industry as you. For example, if a property or opportunity became available for more than one of those companies, how would the common director proceed?

The Amount of Capital Necessary to meet all environmental regulations..., page 8
5. We note your response to comment 12. However, we fail to see a discussion or a cross-reference to the specific governmental rules and regulation, including federal, provincial and local government rules and regulations, which impact your business activities. Additionally, include a discussion of environmental regulations, which impact your operations. We may have further comments. See
Item 4.B.8 of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 18
6. Your response to comment 22 states that all your private placements occurred in Canada. Please disclose the specific exemption that you relied on in the filing.

Closing Information

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Again, we remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days after filing, and the Exchange Act reporting requirements become operative at that time.

      Please file an amended registration statement in response to these comments and provide any requested supplemental information. In responding to this comment letter, you must comply with Rule 12b-
15 and General Instruction D of Form 20-F, which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made. You should include with the amendment a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also note the location of any material changes made for reasons other than in response to our comments. Supplementally provide six copies of the your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made, to Susan Min. If you believe complying with these comments is not appropriate, tell us why in your cover letter. We may have comments after reviewing the amendment and your responses.


	Direct any questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct all accounting questions to John Weitzel, at (202) 942-1807, or in her absence, to
Barry Stem, Senior Assistant Chief Accountant at (202) 942-1919. Direct all other disclosure issues to Susan Min at (202) 942-1951 or, in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	via facsimile
	Mr. Steven Taylor
	A.B. Korelin & Associates

	H. R. Schwall
	B. Stem
	J. Weitzel
	S. Min
	R. Baer
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Mr. Lawrence Dick
Evolving Gold Corporation
January 3, 2005
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